16.7% discount on Alex Katz + recent sales

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Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Hello ,

Our latest Alex Katz portrait launched at just $500,000, a ~**17% discount** to our prior internal appraisal of $600,000. Here's how the market has valued similar portraits recently:



Sophie (2003)
Sold For $775,998
March 2024, Christie's



Isca, (2001)
Sold For $841,276
March 2024, Christie's



Darisa, (2015)
Sold For $971,229
March 2025, Christie's



Corinne, (2007)
Available Now: $500,000
September 2025, Masterworks

These sales, held between 2024 and 2025, capture the recent price trends for this style: **high six figures**, with all-in prices **exceeding auction house estimate ranges.**

We believe our offering is well-positioned to capitalize on those price trends, especially with its built-in ~**17% discount** to appraised market value.

Invest in our offering here, and view the offering circular below for a full list of similar sales.

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art Basel Miami works not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Museum affiliation with artists is not an endorsement of Masterworks.

On September 3, 2025, the Artwork was appraised by Masterworks at a fair market value of $600,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.10 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while the Company acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account. Unlike an auction for homogenous commodities with a deep demand base, the market for fine art is far more idiosyncratic and inefficient. The Company believes that it is typical for a buyer to overpay or underpay for an item relative to its fair market value depending on a variety of factors, where a single event can have a significant impact on supply and demand. This is the case because the art market is characterized by a limited number of potential buyers, particularly for items as valuable as the Artwork. Therefore, the singularity of each item, the timing and location of particular sales, and global economic conditions, may all significantly influence the outcome of a sale. The appraisal itself contains valuable information for potential investors, including a description of the methodology and specific attributes of the Artwork considered by Masterworks to be meaningful in the determination of fair market value. Notwithstanding the foregoing, investors should not place undue emphasis on the appraised value. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.